Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Third Quarter of 2009

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the nine-month period ended on September 30, 2009, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item	3Q 2009	2Q 2009	% Change Increase	3Q 2008	% Change Increase
			(Decrease)		(Decrease)
Revenue:
3Q	11,096,060	10,597,590	5	22,825,503	(51)
Cumulative Basis	45,922,234	34,826,174	—	47,819,869	(4)
Operating Income:
3Q	502,788	398,234	26	254,925	97
Cumulative Basis	1,191,984	689,196	—	1,703,512	(30)
Income before Income Tax Expense:
3Q	708,506	382,011	85	272,522	160
Cumulative Basis	1,342,564	634,058	—	1,796,727	(25)
Net Income:
3Q	483,847	223,126	117	157,497	207
Cumulative Basis	869,246	385,399	—	1,119,269	(22)

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

We have reflected the results of operations of Woori Aviva Life Insurance (“Woori Aviva”) in each line item of our consolidated income statement, but have not reflected in our net income the net income of Woori Aviva prior to the date of its acquisition. (Date of acquisition: April 1, 2008)

Woori Bank’s Preliminary Financial Performance Figures
for the Third Quarter of 2009

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the nine-month period ended on September 30, 2009, on a non-consolidated basis, are as follows.

(Units: millions of KRW, %)

Item	3Q 2009	2Q 2009	% Change Increase	3Q 2008	% Change Increase
			(Decrease)		(Decrease)
Revenue:
3Q	8,222,902	8,978,529	(8)	20,037,413	(59)
Cumulative Basis	37,871,435	29,648,533	—	40,121,329	(6)
Operating Income:
3Q	371,290	200,789	85	153,537	142
Cumulative Basis	758,920	387,630	—	1,134,046	(33)
Income before Income Tax Expense:
3Q	529,627	221,617	139	183,278	189
Cumulative Basis	925,143	395,516	—	1,247,788	(26)
Net Income:
3Q	411,016	171,324	140	133,106	209
Cumulative Basis	749,793	338,777	—	925,113	(19)

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.